July 21, 2025

Irina Zilbergleyt
Director
ISQ Open Infrastructure Company LLC
600 Brickell Avenue, PH
Miami, FL 33131

        Re: ISQ Open Infrastructure Company LLC
            Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
            Filed July 3, 2025
            File No. 000-56735
Dear Irina Zilbergleyt:

        We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G
General

1. We note your responses to prior comments 2, 3 and 4 provided on June 3, 2025. We note the following statements regarding your primary business, which appear to
       contain material variations: (i) your sources of income    demonstrate
that each Series
       will be primarily engaged in the business of its JVs   ; (ii) you will
be    primarily
       engaged in acquiring, owning and controlling [your] Control JVs   ; and
(iii)    [you]
       ha[ve] consistently represented that [you], including [your] significant subsidiaries, will be primarily engaged in managing the operation of [your] portfolio companies
       through the Control JVs.    We also note apparent variation in the scope
of activities
       considered as part of your analysis of your business, including indication that the JVs will not be consolidated (with indication that their purchases of Infrastructure Assets and portfolio companies will not be considered as part of your status analysis), even
       while you (i) represent yourself as seeking to    own, control, and
provide capital to
       private companies, Infrastructure Assets and infrastructure-related
assets,    (ii)
       indicate that    we seek to acquire Infrastructure Assets    and (iii)
       indicate that    [you] will exercise control over [your] Infrastructure
Assets.    We have
 July 21, 2025
Page 2

       the following related comments:

       a. Please resolve any inconsistency in the descriptions of your primary business or explain why these descriptions are not inconsistent. In your response, please clarify:
       (i) what you believe your primary business is; and (ii) the distinction if
       any   between    controlling    the JVs,    managing the operation    of
the JVs, and being
       engaged in the business of the JVs.
       b. To the extent that you believe you are primarily engaged in the business of your JVs, please: (i) clarify whether your position is that you do or do not buy and sell securities on an ongoing basis as part of your business, citing support for this position;
       and (ii) address the implications for your status analysis of your assertion that
          Control JVs operate with the same fundamental purpose as do the
typical SPACs   ,
       including whether you may be primarily engaged in the business of investing in securities by virtue of the fact that, per your description, you are operating as multiple
       SPACs with extended duration.
       c. To the extent you believe that you are not primarily engaged in the business of the
       JVs:
           Please address whether you, by describing yourself as a    holding
company    that
           will own Infrastructure Assets (even if the description is
sometimes   qualified
           as being owned    through    JVs) holds yourself out in such a way
as to oblige
           consideration of the buying and selling of the securities of portfolio companies for purposes of your Investment Company Act status analysis.
           Please reconcile this position with the Commission   s position, as
expressed in
           Tonopah, that consideration of an issuer   s primary business is
one of fact [that]
           must be resolved by a review of the special circumstances applicable to the
           particular case.    In this regard, we note that your business
appears inextricably
           linked with the ongoing buying and selling of the Infrastructure Assets/portfolio
           companies, as highlighted throughout your disclosure   apparently
indicating that
           these activities are material circumstances to be evaluated under Tonopah.
           Please discuss whether indicating that you are not primarily engaged in the business of the Control JVs is consistent with your conclusion that your interests in the JVs are not securities. In this regard, we note that not being engaged in the business of the Control JVs would appear to imply that you would be relying on the efforts of others in conducting the business of the Control JVs. To the extent
           that your position is that you are engaged in these businesses   but
not engaged
           primarily   please explain your conclusion, given that your
JV-focused operations
           appear to be your primary operations
       d. Please clarify which activities of which entities you are considering in analyzing your investment company status. In this regard, we note that your Investment
       Company Act status analysis appears to disregard some of the JVs activities (e.g., their purchases of securities by Infrastructure Assets/portfolio companies), even though you represent yourself as a holding company acquiring those Infrastructure
       Assets (   our control-oriented acquisitions of Infrastructure Assets
  ) and
       represent the Infrastructure Assets as belonging to you (   Our
Infrastructure Assets
       may include      ), which implies consideration of the operation of the
Infrastructure
       Assets/portfolio companies undertaken by the JVs.
 July 21, 2025
Page 3

2. We note your statements indicating that your officers and directors will focus on operating the business of the Company and the JVs, which activities include, but are not limited to: (1) overseeing, managing and supporting JVs and Infrastructure Assets;
       (2) directly serving on the governing bodies of JVs; (3) monitoring and managing the
       Company   s Infrastructure Assets on an ongoing basis   .    (emphasis
added). Please
       explain why the directors    and officers    spending efforts are so
focused on the Control
       JVs and    the Company   s Infrastructure Assets    would not involve
investing in
       securities, given the Control JVs appear to purchase securities of Infrastructure
       Assets/portfolio companies. To the extent that only persons not associated with you effect investments in Infrastructure Assets/portfolio companies, please clarify.
3. Please provide your analysis supporting your conclusion that you are an investment company under ASC 946. In your response, please provide your analysis of each of the characteristics under ASC 946, including (i) the fundamental characteristics in
       ASC 946-10-15-6, (ii) the typical characteristics in ASC 946-10-15-7, and (ii) the implementation guidance in ASC 946-10-55.
4. Please explain why your interests in JVs are not consolidated with your financial statements, citing to Regulation S-X, US GAAP (e.g., ASC 946), and other relevant accounting guidance. In your response, please explain whether (i) the JVs meet the definition of an investment company pursuant to ASC 946 and (ii) the JVs provide services to and/or act as extensions of your business.
5.     We note your analysis regarding your status as    that type of
investment company
       known as a    special situation    investment company, whose primary
business is to
       acquire securities for investment with a view to increasing their value and later
       disposing of them at a profit,    United Stores Corp., 10 S.E.C. 1145
(1942). We have
       the following related comments:

       a. We note your response to our request for you to    address whether
you will cause
       Control JVs to acquire securities primarily for the purpose of making a profit in the
       sale of their controlled companies    securities.    Please expand on
this discussion to: (i)
       describe the approximate percentage of your income you expect to be derived,
       through JVs, from Infrastructure Asset/portfolio company exits   and
why; and (ii)
       clarify why you believe that    [i]f [your] primary purpose in causing
[your] Control
       JVs to acquire Infrastructure Assets was to sell said Infrastructure Assets, then the
       only measure of [your] success would be realized gains.    (emphasis
added)
       b. We note your response to our request for you to    describe and
discuss whether the
       Company will, at the time of a Control JV   s acquisition of a portfolio
company   s
       securities, generally expect that the Control JV will at some point in the future sell
       those securities.    We reissue this request. In this regard, it does
not appear that an
       inability to predict the scale of the company, for example, would preclude you from expecting to sell those securities in the future or otherwise anticipate any future intention to liquidate an investment. In your response, please describe whether you
       would generally expect   at the time of acquisition   to operate an
Infrastructure Asset
       indefinitely or if, alternatively, you acquire Infrastructure Assets with an understanding of a probable exit horizon for that asset.
 July 21, 2025
Page 4
The Manager, page 3

6. We note your response to our prior comment 4. We note the disclosure that I Squared formed the Manager. Please disclose when I Squared formed the Manager, and if the
       Manager has previously managed funds or portfolios of assets, including in which sectors.
Share Redemptions, page 24

7.     We have reviewed your response to prior comment 5. While we do not necessarily
       agree with your analysis or conclusion, we have no further comment at this time.
8.     We have reviewed your response to our prior comment 6 and maintain that the
       application of the 2007 Alston & Bird LLP class exemptive relief (or
2007
       exemption   ) is strictly limited to non-listed REITs. Nevertheless,
there may be other
       ways to ensure compliance with Regulation M and for covered persons, including you, to conduct activities in a manner that will not violate the other anti-manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5. Moreover, on page 9 of your response letter, you acknowledge that, to the extent you engage[] in redemptions (or other bids or purchases) of the covered security outside of a
          distribution    of securities, during the applicable Regulation M
restricted period,
       [you] would be responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102. Please advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Victor Cecco at 202-551-2064 or Michael Henderson at 202-551-3364
if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Ben Wells, Esq.